May 6, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:	Joanna Lam
Karl Hiller
Sean Donahue

Re:	SEC Comment Letters dated February 26, 2009 and April 1, 2009
Green Mountain Coffee Roasters, Inc.
Response Letters dated March 11, 2009 and April 23, 2009
Form 10-K for the fiscal year ended September 27, 2008
Form 10-Q for the thirteen weeks ended December 27, 2008
Definitive Proxy Statement on Schedule 14A filed January 26, 2009
File No. 001-12340

Ladies and Gentlemen:

In furtherance of the conversation between the undersigned and Howard Malovany, the General Counsel of Green Mountain Coffee Roasters, Inc. (the “Company”) and members of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Thursday, April 30, 2009 relating to Comment 2 in the Company’s Response Letter dated April 23, 2009, the Company hereby advises the Staff that with respect to the Company’s three-for-one stock “split” effected by a stock dividend on July 7, 2007, the Company has reviewed the presentation of its capital stock in its balance sheet with respect to including the effect of the stock dividend on its treasury shares, together with both the issued shares and outstanding shares of the Company’s common stock, $0.10 par value (the “Common Stock”).

Based upon this review and our conversation with the Staff, it is the Company’s intention to change, in its Form 10-Q for the quarter to end June 27, 2009, the presentation of its capital stock by increasing the number of treasury shares by 2,315,108 (2 times the shares previously shown) and correspondingly increasing the number of issued shares of the Common Stock by 2,315,108. There will be no change in the number of shares of the Common Stock outstanding nor in any reported per share earnings. The presentation in the balance sheet will therefore read substantially as follows (using fiscal 2008 and fiscal 2007 balance sheet dates):

Stockholders’ equity:
Preferred stock, $0.10 par value: Authorized- 1,000,000 shares; No shares issued or outstanding	—	—
Common stock, $0.10 par value: Authorized – 60,000,000 shares; Issued – 27,793,644 and Outstanding – 24,320,982, at September 27, 2008; Issued – 27,012,116 and Outstanding - 23,539,454, at September 29, 2007	2,780	2,701

Additional paid-in capital	63,376	45,473
Retained earnings	81,280	58,981
Accumulated other comprehensive (loss)	(419)	(512)
ESOP unallocated shares, at cost – 18,129 shares and 23,284 shares at September 27, 2008 and September 29, 2007, respectively	(161)	(208)
Treasury shares, at cost - 3,472,662 shares	(7,336)	(7,336)

Total stockholders’ equity	139,520	99,099

In addition, the Company will add in “Notes to Consolidated Financial Statements,” under the heading “Basis of Presentation,” disclosure describing this change substantially similar to the following:

The Company has revised the classification of its treasury shares for the periods ending June 27, 2009, and September 28, 2008 on its Consolidated Balance Sheets and Consolidated Statement of Changes In Stockholders’ Equity to reflect the Company’s July 7, 2007 stock dividend of two shares of the Company’s common stock for each outstanding share of common stock with respect to its treasury shares, as well as to include in the presentation of its capital stock disclosure of both the issued and the issued and outstanding shares of common stock as of such dates. The Company has never used treasury shares for issuance upon the exercising of options.

*        *        *        *        *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) it is the Staff’s position that the Company may not assert Staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (802) 882-2300.

Very truly yours,

/s/ Frances Rathke
Frances Rathke
Vice President, Chief Financial Officer and Treasurer
Green Mountain Coffee Roasters, Inc.

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